

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 23, 2012

Via Email
Kathy Sloan
Chief Executive Officer
Dakota Creek Minerals Inc.
10019 107 Avenue
Westlock, AB T7P 2C8
Canada

> **Re: Dakota Creek Minerals Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed March 12, 2012**
> **File No. 333-178615**

Dear Ms. Sloan:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

Description of Business, page 18

1.   We note your response to prior comment three from our letter dated March 7, 2012. Please revise your filing to indicate the information provided in your response and to identify the document in which Squamish reported its findings.

2.   Please disclose the date on which you purchased your claim.

Interim Financial Statements for Fiscal Period Ended November 30, 2011

3.   We reviewed your response to our prior comment 5, but were unable to locate the revisions to your registration statement as indicated. As such, our comment will be

reissued. Please revise to provide cumulative operations and cash flows data from inception to <u>November 30, 2011</u>, rather than from inception to August 31, 2011, on pages F-11 and F-12. Refer to FASB ASC 915.

<u>Notes to Financial Statements (Unaudited) November 30, 2011</u>

<u>2. Summary of Significant Accounting Polices</u>

<u>Basis of Presentation, page F-13</u>

4.   We reviewed your response to our prior comment 6. Your response did not address our comment in its entirety, thus the comment will be partially reissued. Please note that interim financial statements must include all adjustments that, in the opinion of management, are necessary in order to make the financial statements not misleading. An affirmative statement that the financial statements have been so adjusted must be included with the interim financial statements. Refer to Instruction 2 to Rule 8-03 of Regulation S-X.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        You may contact Blaise Rhodes at (202) 551-3774 or Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. You may contact John Coleman, Mining Engineer, at (202) 551-3610 with questions regarding engineering comments. Please contact Jay Williamson at (202) 551-3393 or Jim Lopez at (202) 551-3536 with any other questions.

                                        Sincerely,

                                        /s/ James Lopez (for)

                                        John Reynolds
                                        Assistant Director